ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.244 /2003

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

03 SEP 23 AM 7:21

September 5 , 2003

03032177

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Additional Holiday

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that October 17, 2003 will be an additional holiday for the Company's personnel who work in Bangkok.

Yours sincerely,

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Chitrapongse Kwangsukstith
President

9/23